Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auxilium Pharmaceuticals, Inc.

We consent to the use of our report dated April 20, 2004, except as to Note 17 which is as of June 21, 2004, with respect to the consolidated balance sheets of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference.

/s/    KPMG LLP

Philadelphia, PA

July 22, 2004